SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 333-58295

MAINSOURCE FINANCIAL GROUP, INC. 401 (K) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

MAINSOURCE FINANCIAL GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

201 North Broadway

Greensburg, Indiana 47240

(Address of principal executive office)

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK

OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2005 and 2004

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Greensburg, Indiana

FINANCIAL STATEMENTS

December 31, 2005 and 2004

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

MainSource Financial Group, Inc. 401(k)

  and Employee Stock Ownership Plan

Greensburg, Indiana

We have audited the accompanying statements of net assets available for benefits of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

South Bend, Indiana
May 26, 2006

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments (Notes 2 and 4)	$27,882,125	$29,508,894

Receivables
Employer contribution	418,141	946,347
Participant contribution	-	-
	418,141	946,347

NET ASSETS AVAILABLE FOR BENEFITS	$28,300,266	$30,455,241

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.

401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments (Note 4)	$(3,629,041)
Interest and dividends	1,234,041
(2,395,000)

Contributions
Employer	1,150,834
Participants	1,222,987
Rollovers	204,526
2,578,347
Total additions
183,347
Deductions from net assets attributed to:
Benefits paid to participants	2,328,923
Plan expenses	9,399
2,338,322

Net decrease	(2,154,975)

Net assets available for benefits
Beginning of year	30,455,241

End of year	$28,300,266

See accompanying notes to financial statements.

MAINSOURCE FINANCIAL GROUP, INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:   The Plan is a defined contribution plan covering all employees of the MainSource Financial Group, Regional Bank, MainSource Bank, MainSource Insurance Group, Inc., and MainSource Bank of Illinois (collectively, “the Company”) who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:   Each year, participants may contribute up to 60% of their pretax eligible compensation to the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan to participants who have provided at least one year of service. The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan to these participants. All contributions are subject to certain limitations.

Participant Accounts:   Each participant’s account is credited with the participant’s own contribution and their share of the Company’s contributions. The allocation of the Company’s matching contribution is based on participant deferrals. The allocation of any additional discretionary Company contribution is based on compensation. Allocation of earnings is based on participants’ account balances. The benefit to which a participant is entitled is that provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce the Company’s liability for future matching contributions to the Plan.

Vesting:   Participants are immediately vested in their own contributions and rollovers plus earnings thereon. All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date. Participants who have balances transferred from the PTC Employees’ Retirement Plan are 100% vested in those amounts. For amounts contributed after April 30, 1998, vesting in the Company’s matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

MAINSOURCE FINANCIAL GROUP, INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Years of Service	Vesting Percentage

1	0
2	20
3	40
4	60
5	80
6	100

A participant is entitled to 100% of his or her account balance upon retirement, death, or disability. Forfeited balances of terminated participants’ nonvested accounts may be used to offset expenses incurred in the administration of the Plan, including any costs associated with trading the Company’s stock, as allowed by law, and to the extent not needed to offset expenses, to reduce the Company’s liability for future matching contributions to the Plan. At December 31, 2005 and 2004, forfeited accounts totaled $40,073 and $8,782, respectively. These amounts are available to reduce future employer contributions to the Plan or to pay plan administrative expenses. During 2005, $37,000 of the forfeiture account was used for these purposes.

Payment of Benefits:   Upon termination of service, a participant may elect to receive an amount equal to the value of his or her vested interest in their account in the form of a lump sum or installment payments. Balances are generally paid as a single lump-sum distribution.

Participant Loans:   Participants may borrow from the Plan. The amount that can be borrowed is a maximum generally equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years; however, they may be as long as 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator. Principal and interest payments are made through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The financial statements of the Plan are prepared under the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

MAINSOURCE FINANCIAL GROUP, INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation:   The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares invested in common/collective trusts are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Risks and Uncertainties:   The Plan provides for various investment options. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits:   Benefits are recorded when paid.

Concentration of Credit Risk:   At December 31, 2005, approximately 50% of the Plan’s assets were invested in MainSource Financial Group, Inc. common stock.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

MAINSOURCE FINANCIAL GROUP, INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2005	2004

Federated Investors, Inc. Total Return Bond Fund	$1,739,853	$1,894,001
Federated Investors, Inc. Stock Trust Fund	2,151,825	2,141,942
Federated Investors, Inc. Max Cap Fund	1,844,183	1,763,212
MainSource Financial Group, Inc. common stock
(774,846 shares and 679,209 shares, respectively)	13,831,562	16,219,517
Federated Investors, Inc. Capital Preservation Fund	3,044,577	3,257,078

During 2005, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $3,629,041 as follows:

Net Depreciation
December 31, 2005

Mutual Funds	$(124,362)
MainSource Financial Group common stock	(3,504,679)

(3,629,041)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Plan’s investments in MainSource Financial Group, Inc. common stock at December 31, 2005 and 2004 qualify as party in interest investments. Fees paid by the Plan in 2005 to Benefit Plan Administrators, Inc., the recordkeeper, of $9,399 qualify as party-in-interest transactions.

The Plan received dividend income from investments in MainSource Financial Group, Inc. common stock. These dividends qualify as party in interest transactions. The total dividends received from the MainSource Financial Group, Inc. common stock was $379,705.

Additionally, the Plan held party in interest investments in the form of participant loans at December 31, 2005 and 2004.

MAINSOURCE FINANCIAL GROUP, INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated November 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.

SUPPLEMENTAL INFORMATION

MAINSOURCE FINANCIAL GROUP, INC.
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:   MainSource Financial Group, Inc.

Employer Identification Number:   35-1562245

Three-Digit Plan Number:   001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
		Mutual Funds
	Federated Investors, Inc.	Total Return Bond Fund	**	$1,739,853
	Federated Investors, Inc.	Stock Trust Fund	**	2,151,825
	Federated Investors, Inc.	Liberty Equity Income Fund	**	1,382,482
	Federated Investors, Inc.	Mid Cap Growth Strat Fund	**	688,973
	Federated Investors, Inc.	Max Cap Fund	**	1,844,183
	Federated Investors, Inc.	Equity Funds Kauffman Class A	**	1,399,830
	Federated Investors, Inc.	Capital Appreciation Fund	**	184,529
	Federated Investors, Inc.	International Equity Fund	**	215,992
	Federated Investors, Inc.	International Value Fund	**	359,072
	Federated Investors, Inc.	Kauffman Small Cap Fund	**	135,672
	Federated Investors, Inc.	Mid-Cap Index Fund	**	538,060
	Federated Investors, Inc.	Mini-Cap Index Fund	**	158,043
	Federated Investors, Inc.	Federated Conservative Alloc	**	27,210
	Federated Investors, Inc.	Federated Growth Alloc	**	21,533
	Federated Investors, Inc.	Federated Moderate Alloc	**	10,581

		Common/Collective Trust
	Federated Investors, Inc.	Capital Preservation Fund	**	3,044,577

		Common Stock
*	MainSource Financial	Common stock	**	13,831,562
	Group, Inc.

		Participant Loans
*	Participant Loans	Bearing interest at rates	**	148,148
		ranging from 4.25% to 7.75%
				$27,882,125

*                    Denotes party in interest

**             Participant-directed investments, cost basis not presented

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.

MAINSOURCE FINANCIAL GROUP, INC. 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 23, 2006	/s/ James M. Anderson
James M. Anderson
Senior Vice President & Chief
Financial Officer
MainSource Financial Group, Inc.

EXHIBIT INDEX

23.1   Consent of Independent Auditors